July 13, 2011
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Christian Windsor, Special Counsel

Re:	First BanCorp. Preliminary Proxy Statement on Schedule 14A Filed June 28, 2011 Current Report on Form 8-K Filed June 2, 2011 Current Report on Form 8-K Filed June 29, 2011 File Number: 001-14793
Dear Mr. Windsor:
     This letter responds to your letter dated July 11, 2011 to First BanCorp (the “Corporation”) regarding the above referenced filings. Set forth below in italics are the comments contained in your letter, together with our responses. After the Staff has reviewed this response letter, we will file the amended proxy statement as appropriate.
Preliminary Proxy Statement on Schedule 14A
General
1.	We are not able to agree that the conversion of the Treasury’s holdings of preferred shares into common stock is not an exchange or “similar transaction” within the meaning of Item 12 and the instructions to Item 13. Consequently, we are not able to agree that financial statements, including pro-forma financial statements, are not required. File revised proxy materials to include the appropriate financial statements.
Response: Instruction 1 to Item 13 provides that the financial information required by Item 13 “may be omitted” if such financial information is “not material for the exercise of prudent judgment in regard to the matter to be acted upon.” In our view, the financial information required by Item 13 is not material to either stockholder consideration of the proposed issuance

Christian Windsor
U.S. Securities and Exchange Commission
July 13, 2011

of common stock in the capital raise or stockholders’ consideration of the fact that approval of such issuance will enable the Corporation to convert into shares of common stock the outstanding shares of Series G Preferred Stock that the U.S. Treasury owns, pursuant to the terms of such preferred shares.
The historical financial statements required by Item 13 are not material to stockholders because the common stock issuances only affect cash, stockholders’ equity, net income (loss) attributable to common stockholders, and net income (loss) per common share. Accordingly, in our view, a stockholder does not need to review the historical financial statements to evaluate the impact of the issuances of common stock in the capital raise or in the conversion of the Series G Preferred Stock.
In addition, in our view, none of the other financial information required by Item 13 of Schedule 14 is material to stockholders in determining whether to approve the issuances of common stock.
We believe that the only financial information that is material to investors is the following:
•	the impact of the issuances of common stock in the capital raise and the conversion of the Series G Preferred Stock on book value per share;
•	the impact of the issuances on the capital ratios; and
•	the impact of the issuances on net loss per common share, because of the increase in the average amount of shares of common stock outstanding and the elimination of dividends on the Series G Preferred Stock.
The proxy statement discloses in the narrative the impact of the common stock issuances in the capital raise and the conversion of the Series G Preferred Stock on book value per share as of March 31, 2011 and presents a table that shows the pro forma effect on the capital ratios of the common stock issuances in the capital raise and the conversion of the Series G Preferred Stock and the pro forma effect as adjusted for the rights offering. The conversion only affects the tangible common equity ratio and the Tier 1 common equity ratio because the conversion only involves a change from one form of stockholders’ equity to another. In addition, the proxy statement discloses in the narrative that the issuances of common stock in the capital raise and the conversion will decrease the net loss per share.
To improve the presentation of the financial information that we believe is material to stockholders’ understanding of the impact of the common stock issuances, we will include a table that presents the following financial information on a historical basis, on a pro forma basis to reflect the common stock issuances in the capital raise and the conversion of the Series G Preferred Stock, and on a pro forma and as adjusted basis to reflect the common stock issuances in the capital raise, the conversion of the Series G Preferred Stock, and the rights offering:
•	book value per share as of March 31, 2011 and December 31, 2010; and

Christian Windsor
U.S. Securities and Exchange Commission
July 13, 2011

•	for the fiscal year ended December 31, 2010 and for the first quarter ended March 31, 2011:
°	net loss attributable to common stockholders;
°	average common shares outstanding; and
°	net loss per common share.
The proxy statement also includes a capitalization table as of March 31, 2011 that shows the pro forma effect of the common stock issuances in the capital raise and in the conversion of the Series G Preferred Stock and the pro forma effect as adjusted for the rights offering. This table shows stockholders how stockholders’ equity changes as a result of the common stock issuances.
We believe that the inclusion of the new table as well as the presentation of the capitalization table and capital ratios with adjustments for the common stock issuances provide material information to stockholders in a more understandable format than pro forma financial information prepared pursuant to Article 11 of Regulation S-X. Not only does Article 11 not specifically require pro forma financial information reflecting the issuances of common stock, but it requires much more financial information than stockholders need to understand the impact of the common stock issuances. Since the only adjustments to the balance sheet and income statement that we believe are material to stockholders are the adjustments to stockholders’ equity, net loss attributable to common stockholders and net loss per common share, the Article 11 financial information would be much more complex than necessary and would not be as easy for stockholders to understand than the new table we describe herein and the presentation of the capitalization table and capital ratios now included in the proxy statement.
Proposal to Issue Common Stock to Institutional Investors
Overview and Reason for Proposal, page 8
2.	We note your response to comment 2 of our letter dated July 7, 2011. Please provide your analysis as to why the subscription agreements are not material agreements even though these agreements together relate to the acquisition of more than 10% of your shares of common stock and the individual acquisitions are contingent on each of the other acquisitions.
Response: Because the Corporation only needs to sell common stock for a minimum of $500 million in the capital raise pursuant to the terms of certain investment agreements, we do not believe that all of the subscription agreements are material even assuming, as the Staff asserts, that the contingent nature of the agreements makes them material. Accordingly, the Corporation will identify the investors whose individual acquisitions are necessary for the Corporation to satisfy the $500 million minimum; this will result in the identification of the investors that have agreed to buy more than 1% of the shares of common stock in the capital raise. These investors will be identified in the table under Pro Forma Effects of the Transactions in the proxy statement.

Christian Windsor
U.S. Securities and Exchange Commission
July 13, 2011

The remaining investors will not be identified because the completion of the capital raise is not contingent on their individual acquisitions.
     If you have any questions, please feel free to contact me at (787) 729-8252 or Linda L. Griggs, of Morgan, Lewis & Bockius LLP, at (202) 739-5245.
Very truly yours,
Lawrence Odell
Executive Vice President and General Counsel
cc:      Linda L. Griggs